Contact

www.linkedin.com/in/nelsongrande (LinkedIn)

Top Skills

Sales
Social Media Marketing
Marketing Strategy

Languages

English (Full Professional)
Spanish (Native or Bilingual)

Nelson Grande

Co-Founder & COO at Avenida Entertainment Group, Inc
United States

Summary

Over ten years experience in the entertainment industry and twenty years experience in sales. President of Avenida Productions. Experienced independent producer and sales management with several startups. Have helped fund over fifty films in a year through non-traditional methods.

Experience

Avenida Productions
President
July 2016 - Present (7 years 3 months)
North Hollywood, CA

We are a production and consulting company committed to empowering the independent filmmaker to bring their projects to fruition with passion and integrity. Our focus is on filmmakers and projects that highlight diversity. We provide the services necessary for projects from Crowdfunding to Distribution.

Kontakt Representatives
Business Development Representative
March 2016 - August 2016 (6 months)
Burbank, CA

Representing a select group of Award Winning Directors with CFM (Creative Film Management) for The General U.S. Advertising Market.

Homemade for Life, Int
Director, Sales/Special Accounts
February 2013 - September 2014 (1 year 8 months)
Brentwood, Ca

Neonflux LLC
Executive Producer
March 2009 - February 2013 (4 years)
Los Angeles

Develop and manage new multimedia projects